EXHIBIT 99.1
B Communications Ltd. Reports Extension of the Company’s Directors’ and
Officers' Liability Insurance Policy

Ramat Gan, Israel - May 31, 2013 - B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) (the “Company") announced today that the Audit Committee and Board of Directors of the Company approved the extension of the Company’s directors' and officers' liability insurance policy (the "Policy") for the period from June 1, 2013 through November 30, 2014. The Policy was approved within the framework approved by the Company’s shareholders at the general meeting of shareholders on August 11, 2011.

The terms of the Policy remained the same, except for changes that are either not material or beneficial to the Company.  The Policy will continue to cover a total liability of $10 million (for each claim and in the aggregate) and the Company will pay an aggregate premium of $100,092 for the Policy, which reflects a similar monthly rate as in 2012.

According to the Israeli Companies Law Regulations (Reliefs Regarding Transaction with Interested Parties), 5760-2000, in the event that one or more shareholders, holding at least 1% of the issued share capital or the total voting rights in the Company, oppose this relief by written notice no later than 14 days following this report, the approval of the Company’s shareholders will be required for the extension of the Policy.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com